# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elastic N.V., CIK 0001707753
CUSIP: N14506104
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 33 NEW MONTGOMERY ST., 33 NEW MONTGOMERY ST., SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 09/01/2026
Amends the filing with accession number 0001361570-26-000003
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu CORNU, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); source of funds: working capital (WC); sole voting power 5,233,034; shared voting power 0; sole dispositive power 5,249,555; shared dispositive power 0; aggregate amount beneficially owned 5,249,555 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Elastic N.V.
Address of issuer's principal executive offices: 33 NEW MONTGOMERY ST., 33 NEW MONTGOMERY ST., SAN FRANCISCO, California (CA), 94105

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Elastic NV on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 393'582'297.88. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Elastic NV as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 5,249,555 shares of Elastic NV , which represents 4.99% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 5,233,034 shares out of the 5,249,555 shares under management.
Transactions in the class effected during the past sixty days:
Trade Date Type Quantity Price Exchange
01.09.2026 SELL 22'444 93.65 New York Stock Exchange
01.09.2026 BUY 7'258 92.39 New York Stock Exchange
01.09.2026 SELL 1'758 95.51 New York Stock Exchange
31.08.2026 BUY 38 97.55 New York Stock Exchange
31.08.2026 BUY 13'774 98.50 New York Stock Exchange
31.08.2026 BUY 473 97.55 New York Stock Exchange
31.08.2026 BUY 222 97.55 New York Stock Exchange
28.08.2026 SELL 279'279 99.21 New York Stock Exchange
28.08.2026 SELL 2'369 99.21 New York Stock Exchange
28.08.2026 BUY 47'010 105.10 New York Stock Exchange
28.08.2026 BUY 201 99.91 New York Stock Exchange
28.08.2026 BUY 568 99.91 New York Stock Exchange
26.08.2026 BUY 29'512 79.69 New York Stock Exchange
26.08.2026 BUY 20'604 79.98 New York Stock Exchange
26.08.2026 BUY 10'470 80.45 New York Stock Exchange
25.08.2026 SELL 16'976 82.48 New York Stock Exchange
21.08.2026 SELL 105 85.91 New York Stock Exchange
20.08.2026 BUY 916 85.90 New York Stock Exchange
19.08.2026 SELL 150'728 85.96 New York Stock Exchange
19.08.2026 SELL 1'430 85.96 New York Stock Exchange
19.08.2026 BUY 15'063 86.04 New York Stock Exchange
19.08.2026 BUY 15'063 86.04 New York Stock Exchange
18.08.2026 BUY 76 85.01 New York Stock Exchange
17.08.2026 SELL 16'465 83.44 New York Stock Exchange
14.08.2026 BUY 8'424 86.12 New York Stock Exchange
14.08.2026 BUY 42'422 86.12 New York Stock Exchange
07.08.2026 SELL 173 75.11 New York Stock Exchange
06.08.2026 SELL 9'704 67.37 New York Stock Exchange
31.07.2026 SELL 23'251 64.68 New York Stock Exchange
31.07.2026 SELL 15'107 64.94 New York Stock Exchange
31.07.2026 BUY 212 65.79 New York Stock Exchange
31.07.2026 SELL 63'580 64.62 New York Stock Exchange
24.07.2026 SELL 552 58.68 New York Stock Exchange
23.07.2026 BUY 77 57.33 New York Stock Exchange
21.07.2026 SELL 33'746 60.26 New York Stock Exchange
16.07.2026 SELL 16'697 61.55 New York Stock Exchange
15.07.2026 SELL 301 62.24 New York Stock Exchange
15.07.2026 SELL 69'773 63.55 New York Stock Exchange
14.07.2026 BUY 1'840 61.34 New York Stock Exchange
14.07.2026 SELL 9'804 62.26 New York Stock Exchange
09.07.2026 BUY 79 62.06 New York Stock Exchange
09.07.2026 SELL 79 62.06 New York Stock Exchange
09.07.2026 SELL 1'359 62.06 New York Stock Exchange
07.07.2026 SELL 18'602 58.96 New York Stock Exchange
07.07.2026 BUY 79 59.46 New York Stock Exchange
06.07.2026 SELL 938 58.54 New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Elastic NV, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Elastic NV is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Elastic NV, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine VALTANEN, Karine VALTANEN Global Head of Compliance (09/02/2026)